UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

April 26, 2004

Item 3:	Press Release

A press release was issued on April 26, 2004 by the Government of Canada. A true copy of the press is attached.

Item 4:	Summary of Material Change

The Government of Canada announced a $3.76 million strategic investment in a research and development initiative dedicated to improving geographic display capabilities in defence navigation and control systems. This Technology Partnerships Canada investment is part of a $12.5 million, multi-year project being undertaken by Offshore Systems Ltd. to advance the implementation of electronic charts into navigation systems and to integrate electronic geography into other applications of military command and control.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated April 26, 2004

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. John A. Jacobson Chief Executive Officer 107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 26th day of April 2004

“John A. Jacobson” (Signature)

John A. Jacobson (Name)

Chief Executive Officer (Position)

North Vancouver, B.C. (Place of Declaration)

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Industry Canada

News Release

GOVERNMENT OF CANADA SUPPORTS DEVELOPMENT OF TECHNOLOGY TO
IMPROVE MARITIME DEFENCE SYSTEMS

     VANCOUVER, British Columbia, April 26, 2004 — The Honourable David Anderson, Minister of the Environment, on behalf of the Honourable Lucienne Robillard, Minister of Industry and Minister responsible for the Economic Development Agency of Canada for the Regions of Quebec, today announced a $3.76-million strategic investment in a research and development initiative dedicated to improving geographic display capabilities in defence navigation and control systems. This Technology Partnerships Canada (TPC) investment is part of a $12.5-million, multi-year project being undertaken by Offshore Systems Ltd. to advance the implementation of electronic charts into navigation systems and to integrate electronic geography into other applications of military command and control. The technology will support enhanced safety, security, communications and navigation in maritime defence operations.

     “This investment underscores the firm commitment of the Government of Canada to enable Canadian companies to advance critical research in our maritime defence industry,” said Minister Robillard. “Through public-private partnerships, the development of cutting-edge technologies will help to enhance public security and safety for the benefit of all Canadians.”

     “British Columbia is recognized for its leadership in developing innovative military marine technologies,” said Minister Anderson. “Investments in small and medium-sized enterprises, such as Offshore Systems, enable Canadian companies to develop new tools to ensure the efficiency and effectiveness of our maritime defences.”

     Offshore’s advanced technology will manage and display nautical and land-based mapping data in order to make military operations safer. The integration of high-performance mapping and imagery displays will contribute to the identification of surface and underwater threats. Navigational aids will permit the safer and faster movement of ships by allowing them to stay on course, reducing groundings and collisions. As well, the development and use of a common operational picture, presenting data from several applications and multiple data formats into one single fused display, will allow for a more efficient review and exchange of critical data during military operations. Enhancing interoperability among the Armed Forces will be a key benefit of this new technology.

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     “TPC’s continued support has been an important factor in the development of our leading military navigation products,” said John Jacobson, Chief Executive Officer of Offshore Systems Ltd. “This investment will enable us to accelerate our efforts to bring electronic geography to additional defence and commercial applications.”

     “This project supports emerging requirements in maritime command and control,” said Ronald Newhook, President and Chief Executive Officer of CCMC, a Canadian centre of expertise in marine information and communications technology. “Innovative technologies such as these will allow the maritime sector to successfully meet the challenges of the environment in which it operates.”

     Offshore Systems Ltd. is a subsidiary of Offshore Systems International Ltd. (OSI). OSI’s core strengths lie in the ability to produce, manage and display many forms of geographic data. The company provides display systems and data for several defence, government and commercial customers. OSI conducts its operations through three business units: OSI Geomatics (data production and distribution), OSI Navigation Systems, and OSI Applications (products and services for command and control systems). OSI’s common shares are listed on the Toronto Stock Exchange (TSX: OSI) and the Nasdaq OTC Bulletin Board (OTCBB: OFSYF).

     Technology Partnerships Canada is a special operating agency of Industry Canada, with a mandate to provide funding support for strategic research and development, and demonstration projects that will produce economic, social and environmental benefits for Canadians.

     Since 1996, TPC’s activity has been rooted in helping Canadian companies perform research and development projects that take new technologies closer to the marketplace. These projects have the potential to improve the efficiency of production processes in traditional sectors as well as support innovation in emerging technologies, enabling Canadian companies to become world class.

     Canadian industries take the lead in bringing innovation forward to the marketplace. TPC acts as a catalyst, investing strategically to accelerate the successful development of key technologies that will benefit Canadians in their everyday lives.

For more information, please contact:

Daniel Grenier	Media Relations
Director of Communications	Industry Canada
Office of the Honourable Lucienne Robillard	(613) 943-2502
Minister of Industry and Minister responsible for
the Economic Development Agency of Canada
for the Regions of Quebec
(613) 995-9001

The news release and other documents are available on the Technology Partnerships Canada Web site at http://tpc.ic.gc.ca and on the OSI Web site at http://www.osil.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“John A. Jacobson”
Title: President & CEO

Date: April 26, 2004